Filed by Runway Growth Finance Corp.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: SWK Holdings Corporation
Commission File No. 001-39184

On October 10, 2025, Runway Growth Finance Corp. (“RWAY”) and SWK Holdings Corporation (“SWK Holdings”) held a joint conference call to discuss SWK Holdings' proposed merger with and into RWAY and other related matters, a transcript of which follows:

Overview of Proposed Acquisition of SWK Holdings

Call Transcript

October 10, 2025

NASDAQ Listed I RWAY I RWAYL I RWAYZ

Call Participants

▪	David Spreng, Chief Executive Officer

▪	Greg Greifeld, Chief Investment Officer

▪	Thomas B. Raterman, Chief Financial Officer and Chief Operating Officer

▪	Jody Staggs, President and Chief Executive Officer of SWK Holdings

Operator

Ladies and gentlemen, thank you for standing by. Please be advised that today's conference is being recorded. I would now like to hand the conference over to Quinlan Abel, Assistant Vice President, Investor Relations. Please go ahead.

Forward-Looking Statements

Thank you, Operator. Good morning, everyone.

Joining us on the call today from Runway Growth Finance are David Spreng, Chief Executive Officer; Greg Greifeld, Chief Investment Officer of Runway Growth Capital LLC, our investment adviser; and Tom Raterman, Chief Financial Officer and Chief Operating Officer. We also welcome Jody Staggs, President and CEO of SWK Holdings, to the call.

During this call, I want to remind you that we may make forward-looking statements based on current expectations. The statements on this call that are not purely historical are forward-looking statements. These forward-looking statements are not a guarantee of future performance and are subject to uncertainties and other factors that could cause actual results to differ materially from those expressed in the forward-looking statements, including, without limitation, the ability of the parties to consummate the merger on the expected timeline (if at all), the expected synergies and savings associated with the merger, the ability to realize the anticipated benefits of the merger, the impact of the merger on the trading of Runway’s shares post-closing, the future operating results and net investment income projections of the combined company, the ability of Runway Growth Capital LLC to implement its future plans with respect to the combined company, market conditions, changing economic conditions, and other factors we identify in our filings with the SEC.

Although we believe that the assumptions on which these forward-looking statements are based are reasonable, any of those assumptions can prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions can be incorrect. You should not place undue reliance on these forward-looking statements. The forward-looking statements contained in this call are made as of the date hereof, and Runway Growth Finance assumes no obligation to update the forward-looking statements or subsequent events. To obtain copies of SEC-related filings, please visit our website.

With that, I will turn the call over to David.

David Spreng, CEO

Thank you, Quinlan, and thanks, everyone, for joining us as we discuss the exciting announcement that Runway has entered into a definitive merger agreement to acquire SWK Holdings, a specialty finance company with a focus on healthcare and life sciences. SWK provides minimally dilutive financing to small- and mid-sized commercial-stage healthcare companies. For those of you tuning in on the webcast, we have prepared some slides to accompany this presentation.

Starting with slide three in our investor materials, I will provide a brief overview of the transaction and the significance of adding SWK’s investments to our portfolio, and then I will turn it over to Jody Staggs, President and CEO of SWK, to provide additional background on the company.

At a high level, Runway’s acquisition of SWK will immediately increase our portfolio by approximately $242 million (based on our view of the estimated fair value of SWK’s portfolio as of August 15, 2025). The addition of this portfolio will also serve to increase immediately our exposure to healthcare and life sciences. This milestone advances the objectives we have previously articulated, which include:

1.	Optimizing our portfolio through diversification and scale

2.	Expanding in attractive industry sectors such as healthcare and life sciences

3.	Capitalizing on the benefits of access to the broader BC Partners Credit platform, which was instrumental in sourcing this acquisition opportunity

4.	Increasing NII levels to ensure consistency in our capital allocation strategy

Turning to slide four in the presentation, we’ve outlined the transaction terms. As announced in the press release, the transaction will be a NAV-for-NAV merger structured as a tax-free reorganization, with an estimated purchase price of approximately $220 million. Consideration includes $75.5 million in Runway shares valued at closing NAV per share, and approximately $145 million in cash. Final purchase price will be calculated 48 hours before closing. The merger agreement for this transaction is included in the Form 8-K we filed with the SEC.

The transaction is expected to close at the end of the year or early in the first quarter of 2026, pending shareholder and regulatory approvals and other customary closing conditions.

The team will provide additional details shortly, but I’d like to emphasize that this transaction reinforces our commitment to growing and diversifying our asset base, in a prudent manner, to deliver attractive returns to our shareholders. With ever increasing competition across private markets, we are laser focused on positioning this platform to compete with the best in the business.

Now, I will turn the call over to Jody to provide background on SWK.

Jody Staggs, SWK President and CEO

Thank you, David, it’s a pleasure to join the Runway team on the call and speak to the portfolio we’ve built at SWK and how we complement Runway’s existing capabilities.

Turning to slide five, as David mentioned, SWK is a specialty finance company focused on the healthcare and life science industries. We provide minimally dilutive financing to small- and mid-sized commercial-stage life science companies. Our team invests in a range of companies and products across the biotechnology, medical device, medical diagnostic and tool, animal health, and pharmaceutical industries.

Our experience is this industry is broad in reach, growing, and minimally correlated with economic cycles. Our credit underwriting is anchored by identifying innovative products that have barriers to entry through FDA approval, robust intellectual property, strong clinical data, and physician preference. We believe such products provide tangible collateral to secure appropriate levels of leverage.

Historically, our target financing size has been $5 million to $25 million, and our focus has been on secured, first lien loans and royalty monetizations. As of August 2025, SWK has completed financings with 58 parties, deploying $867 million of capital since inception. Our portfolio has generated mid-teens gross returns on capital with a history of strong credit quality.

Through this merger, shareholders will benefit from the robust platform that Runway and BC Partners Credit have built. The combined entity will have increased capacity to issue larger checks to high quality names in SWK’s core competencies, while remaining in Runway’s target investment range of $20 million to $45 million.

The SWK team brings over 20 years of investing experience and we have constructed this portfolio for attractive risk-adjusted returns. We look forward to working with the Runway team as we capitalize on attractive financing opportunities in the healthcare and life sciences industries to the benefit of Runway’s shareholders.

With that, I’d like to turn the call over to Greg to provide a deeper look at how this merger will benefit our joint portfolio.

Greg Greifeld, CIO

Thanks, Jody. Turning to slide six in the presentation, I will discuss the pillars shaping the strategic rationale for the transaction, taking a closer look at the first three pillars, before turning the call over to Tom to discuss the final pillar.

First, on slide seven, this transaction expands Runway’s position and investment capabilities in the healthcare and life sciences sector. As David and Jody touched on, SWK’s focus on healthcare and life sciences will expand Runway’s exposure in this market. For background, our adviser, Runway Growth Capital, has been investing in the sector since 2020, and as of June 30, 2025, healthcare and life sciences made up 14% of our overall portfolio. Through this acquisition, this percentage will increase to approximately 31% of the portfolio.

We continue to believe healthcare and life sciences is a compelling opportunity with high barriers to entry given the time and investment needed for FDA approvals, combined with limited downside risk and excellent risk adjusted returns.

Turning to the second pillar outlined on slide eight, this transaction drives Runway’s portfolio scale and diversification through a high quality, complementary portfolio. The transaction will expand Runway’s balance sheet to $1.3 billion in total assets on a pro forma basis and add quality names to our portfolio. This moves us toward our previously stated objective of increased diversification and an improved risk profile with smaller loan positions.

Third, on slide nine, this transaction positions Runway to execute on organic and inorganic growth initiatives. As part of the BC Partners Credit ecosystem, we have achieved organic growth by enhancing our financing solutions, expanding our origination channels, and augmenting our access to capital. With the acquisition of SWK, we have a repeatable blueprint that is non-dilutive to shareholders for future deals in the venture and growth investment ecosystem. We believe this acquisition demonstrates that Runway is a destination of choice for growth investment and positioned favorably amid industry consolidation, bolstered by the support of the BC Partners Credit platform.

We do not plan on doing deals for the sake of doing deals. Rather, we will approach it in a thoughtful manner when there is strong strategic rationale and the math works.

Now, I want to turn the call over to Tom to discuss how this transaction enhances our financial profile.

Thomas B. Raterman, CFO and COO

Thank you, Greg. To conclude today’s call, I will discuss the final pillar, which is that this transaction enhances our financial profile and grows our shareholder base.

Looking at slide 10, as Greg touched on, this transaction introduces Runway as a serious participant in the consolidation of the venture and growth lending markets. As private market competition intensifies, we believe it is important to maintain this position. This deal demonstrates our ability to structure, win, and complete transactions, utilizing both cash and equity, to drive scale and enhance our market position.

Given the strategic benefits we’ve already outlined today, we see this transaction as a real catalyst for Runway’s financial profile.

We anticipate enhanced earnings power supported by the following key drivers:

•	First, by a larger portfolio of $1.3 billion dollars, on a June 30th pro-forma basis. Notably, the acquisition will more than offset the impact of anticipated Q3 repayments we signaled during the last earnings call.

•	Second, an optimized leverage profile of 1.1x that puts us in the middle of our target range.

•	Third, an attractive target portfolio that offers incremental yield relative to Runway’s existing portfolio.

•	Fourth, greater expense efficiency as a result of our increased scale.

Together, we anticipate this will generate mid-single digit run-rate NII accretion during the first full quarter following the transaction close. It will also support modest ROE expansion and improved dividend coverage.

In tandem with enhancing earnings power, we are also lowering our risk profile, demonstrated by sector diversification and what we expect to be a smaller average loan size of 2%. We are also improving our access to debt financing markets, particularly our ability to access ABS and other secured lending markets.

Finally, Runway is broadening its shareholder base and trading liquidity of its common shares through the merger terms, which include $75.5 million in Runway shares to be issued to SWK’s stockholders. As a result, Oaktree’s percentage ownership position as an investor in Runway common stock will be reduced. Oaktree has been an exceptional partner to Runway on our path to the public markets and since becoming a public BDC. This transaction will help drive liquidity in our shares and, we hope, begin to lift trading levels to reflect the intrinsic value we’ve demonstrated for almost four years as a publicly listed vehicle.

This is an exciting time at Runway as we make significant progress on the objectives we outlined when joining the BC Partners Credit platform. We thank you all for joining us today and look forward to updating you on our third quarter financial results in November.

Operator

This concludes today's conference call. Thank you for participating, you may now disconnect.

Forward-Looking Statements

Some of the statements in this communication may constitute forward-looking statements because they relate to future events, future performance or financial condition. The forward-looking statements may include statements as to future operating results of Runway Growth Finance Corp. (“Runway”, “Runway Growth” or the “Company”) and SWK Holdings Corporation (“SWK” or “SWK Holdings”), and distribution projections; business prospects of Runway and SWK, and the prospects of their portfolio companies; and the impact of the investments that Runway and SWK expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this communication involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the ability of the parties to consummate the merger on the expected timeline, or at all; (ii) the expected synergies and savings associated with the merger; (iii) the ability to realize the anticipated benefits of the merger, including the expected elimination of certain expenses and costs due to the merger; (iv) the impact of the merger on the depth of trading in Runway’s shares of common stock post-closing; (v) the possibility that any or all of the various conditions to the consummation of the merger may not be satisfied or waived; (vi) risks related to diverting management’s attention from ongoing business operations; (vii) the combined company’s plans, expectations, objectives and intentions; (viii) any potential termination of the merger agreement; (ix) the future operating results and net investment income projections of the combined company; (x) the ability of Runway Growth Capital LLC to implement its future plans with respect to the combined company; (xi) the ability of Runway Growth Capital LLC and its affiliates to attract and retain highly talented professionals; (xii) the business prospects of the combined company and the prospects of its portfolio companies; (xiii) the expected financings and investments and additional leverage that the combined company may seek to incur in the future; (xiv) the adequacy of the cash resources and working capital of the combined company; and (xv) the risk that stockholder litigation in connection with the merger may result in significant costs of defense and liability. Runway has based the forward-looking statements included in this document on information available to it on the date hereof, and it assumes no obligation to update any such forward-looking statements. Although Runway undertakes no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that it may make directly to you or through reports that it in the future may file with the SEC, including the Combined Proxy Statement and Prospectus (as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

No Offer or Solicitation

This communication is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this communication is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in Runway, SWK or in any fund or other investment vehicle managed by Runway Growth Capital LLC, BC Partners Advisors L.P. or any of their affiliates.

Additional Information and Where to Find It

This communication relates to the proposed merger and certain related matters (the “Proposals”). In connection with the Proposals, Runway will file with the SEC a proxy statement for SWK and a prospectus of Runway (the “Combined Proxy Statement and Prospectus”). The Combined Proxy Statement and Prospectus will contain important information about Runway, SWK and the Proposals. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF SWK ARE URGED TO READ THE COMBINED PROXY STATEMENT AND PROSPECTUS, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT Runway, SWK AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by Runway, from Runway’s website at https://www.runwaygrowth.com, and, for documents filed by SWK, from SWK’s website at https://www.swkhold.com.

Participants in the Solicitation

Runway, its directors, certain of its executive officers and certain employees and officers of Runway Growth Capital LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of Runway is set forth in its proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2025. SWK, its directors, certain of its executive officers and certain employees may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of SWK is set forth in the proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2025. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of SWK shareholders in connection with the Proposals will be contained in the Combined Proxy Statement and Prospectus other relevant materials when such documents become available. These documents may be obtained free of charge from the sources indicated above.